UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*


DATA I/O CORPORATION
(Name of Issuer)

Class A Common stock
(Title of Class of Securities)

237690102
(CUSIP Number)

Mr. David L. Kanen
Kanen Wealth Management LLC
5850 Coral Ridge Drive, Suite 309
Coral Springs, FL 33076

Simon Riveles
Riveles Wahab LLP
40 Wall St. 28th Floor
New York, NY 10005
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 24, 2017
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 237690102	SCHEDULE 13D (Amendment No. 2)

1	Names of Reporting Persons

	Kanen Wealth Management, LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[ ]

3	SEC USE ONLY

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization  Florida, USA

7	Sole Voting Power		0

8	Shared Voting Power		1,689,816

9	Sole Dispositive Power		0

10	Shared Dispositive Power	1,689,816

11	Aggregate Amount Beneficially Owned by each Reporting
Person
	1,689,816 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

	21.12%

14	Type of Reporting Person (See Instructions)

	IA



1	Names of Reporting Persons

	David Kanen, Managing Member of Kanen Wealth Management, LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[ ]

3	SEC USE ONLY


4	Source of Funds (See Instructions) PF


5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization USA

7	Sole Voting Power		335,922

8	Shared Voting Power		1,689,816

9	Sole Dispositive Power		335,922

10	Shared Dispositive Power	1,689,816

11	Aggregate Amount Beneficially Owned by each Reporting
Person
	2,025,738 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

	25.30%

14	Type of Reporting Person (See Instructions)

	IN



CUSIP No. 237690102	SCHEDULE 13D (Amendment No. 2)

Item 1.  Security and Issuer.

This Amendment No. 2 to Schedule 13D is filed by and on behalf of the Reporting Persons (as defined in Item 2) to amend the Schedule 13D relating to the common stock (the "Common Stock" of Data I/O Corporation (the "Issuer") previously filed by the Reporting Persons on August 8, 2016 (the
"Schedule 13D"), and Amendment 1 thereto filed by the Reporting Persons on August 16, 2016. Except as otherwise provided herein, each Item of the
Schedule 13D remains unchanged. The address of the principal executive offices of the Issuer is:

6645 185th Ave NE, Suite 100
Redmond, Washington 98052


Item 5.		Interest in Securities of the Issuer.

Item 5(a) - (b) is hereby amended and restated in its entirety as follows:

(a)-(b) KWM may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,689,816 shares of Common Stock which represent 21.12% of the Issuer's outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0
(ii) Shared power to vote or direct vote: 1,689,816
(iii) Sole power to dispose of or direct the disposition: 0
(iv) Shared power to dispose of or direct the disposition: 1,689,816

Mr. Kanen may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 2,025,738 shares of Common Stock which represent 25.30% of the Issuer's outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 335,922
(ii) Shared power to vote or direct vote: 1,689,816
(iii) Sole power to dispose of or direct the disposition: 335,922
(iv) Shared power to dispose of or direct the disposition: 1,689,816

KWM, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Common Stock held in the Accounts.

In addition to the shares of Common Stock held in the Accounts over which Mr. Kanen shares voting and/or dispositive power with KWM, Mr. Kanen beneficially owns 335,922 shares of the Issuer's Common Stock held for his own account.


                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                March 1, 2017

                                KANEN WEALTH MANAGEMENT, LLC

                                /s/ David Kanen
                                ------------------------------------------
                         	David Kanen
				Managing Member, Kanen Wealth Management LLC



                                DAVID KANEN

                                /s/ David Kanen
                                ------------------------------------------



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)